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Ohio National Financial Services

One Financial Way

Cincinnati, Ohio 45242

VIA EDGAR CORRESPONDENCE

October 14, 2016

Ms. Kimberly Browning

Securities and Exchange Commission

Division of Investment Management

Office of Insurance Products

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re:	Ohio National Variable Account A

ONcore Select 7 and ONcore Select 4 Individual Variable Annuities

Initial Registration Statement on Form N-4

File Nos. 811-01978 & 333-212677

Dear Ms. Browning:

This letter responds to comments of the staff of the Securities and Exchange Commission (“Commission”) on the above-referenced initial registration statement (the “Registration Statement”), which you communicated to me via telephone call on October 13, 2016. Registrant filed the Registration Statement with the Commission on July 26, 2016 and filed a response letter via EDGAR correspondence on October 13, 2016.

For convenience, the Registrant response below is preceded by the applicable Staff comment. Capitalized terms used herein have the meanings given to them in the Registration Statement. Registrant will give effect to disclosure changes made in response to Staff comments by means of a pre-effective amendment, anticipated to be filed on October 14, 2016.

Front Cover Page

1. The disclosure on the cover page of the prospectus includes a statement that Ohio National may restrict the availability of these contracts to certain broker-dealers. The Staff’s position is that a combined prospectus for separate contracts may only be used if all the contracts included in the prospectus are available for purchase to anyone who is given the prospectus. If they are not all available, they should be filed in separate registration statements. If both contracts are available to anyone who is given the prospectus, please confirm that supplementally to the Staff.

Response: Registrant confirms that both contracts will be available for purchase to anyone who is given the prospectus. ONcore Select will not be available at all broker-dealers that generally sell Ohio National Life’s variable annuities. The noted disclosure was intended to cover a scenario where someone may come across the prospectus on his or her own and request to buy a contract through a broker-dealer that does not sell ONcore Select. After further consideration and to avoid creating any confusion, Registrant has deleted the noted sentence.

Ms. Browning

October 14, 2016

Please contact me at (513) 794-6278 should you have any questions.

Sincerely,

/s/ Kimberly A. Plante

Kimberly A. Plante

Second Vice President and Counsel